November 29, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Suying Li

Re:	Vaughan Foods, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 19, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 16, 2010
File No. 001-33446

Dear Sirs and Mesdames:

On behalf of Vaughan Foods, Inc., this will respond to the following comments set forth in your letter dated November 23, 2010:

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.

We have reviewed your response to prior comment one in our letter dated October 25, 2010, and we are unable to agree with your conclusions. We note that the disclosure in your Form S-1 provided volume and pricing information on a per-product basis, and we continue to believe that period-to-period comparative information on a per-product basis is necessary for investors to understand your business.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Suying Li

Response:

We accept the Staff’s viewpoint that added tabular disclosure providing volume and pricing information on a per product basis is appropriate. However, we now have almost 3,000 products and providing the detailed information for each item on a per product basis would be virtually impossible. Therefore, to comply with the Staff’s position we propose, in our future filings, to provide the requested information for our products grouped into the three product categories into which they naturally fall, all as shown in the following table:

	Current Period			First Comparable Period			Second Comparable Period
			Price Per			Price Per			Price Per
	Pounds	Sales	Pound	Pounds	Sales	Pound	Pounds	Sales	Pound

Fresh cut produce
Prepared salads
Soups and sauces
Total food revenue
Other revenue
Totals

The above presentation mirrors that of our principal competitors. Further, since it will be provided for a three-year period, when the data is next shown in our Annual Report on Form 10-K for the year ending December 31, 2010, it will provide investors with the requested information for the 2008 and 2009 periods. Other revenue, as shown in the table represents less than 2% of total revenue.

Item 8 – Financial Statements and Supplementary Data, page 26

2.

We also note that FASB Accounting Standards Codification 280-10-50-40 requires disclosure of revenues by product within financial statement footnotes. Please tell us how you have complied with this requirement.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Suying Li

Response:

We will provide the same information shown in the table in our response to question 1 in a financial statement footnote commencing with our Annual Report for the fiscal year ending December 31, 2010. We will provide this disclosure despite our view that the Company has only one product group, Ready to Eat Food and that the items in the table are merely sub-groups to that single product group.

Best regards,

Vaughan Foods, Inc.

/s/ Gene P. Jones

Gene P. Jones

Secretary, Treasurer and Chief Financial Officer